Mail Stop 3561

								May 1, 2006

Mr. Gary A. Simanson, President and CEO
Community Bankers Acquisition Corp.
717 King Street
Alexandria, Virginia 22314

      Re:	Community Bankers Acquisition Corp.
		Amendment No. 6 to Registration Statement on
Form S-1
		Filed April 21, 2005
      File No. 333-124240

Dear Mr. Simanson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Use of Proceeds, page 21

1. Please substantially revise the use of proceeds table to include a section that details all of the expenses and the amounts of each expense related to the identification and structuring of a business combination, such as legal and accounting, payment for administrative fee, due diligence and working capital. Also include a line item that discloses the total amount of theses expenses. Disclosure that details how these expenses will be funded could be included in the heading, footnotes and/or subsequent disclosure to the table.
2. Add a risk factor highlighting the issues with respect to the certain requirements and restrictions contained in the company`s certificate of incorporation, including but not limited to the ability of the company to revoke such provisions and the legal consequences of such an action.

Liquidation if No Business Combination, page 34

3. We note the following disclosure contained on page 35: "Under the
Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. If the corporation complies with certain statutory procedures, a stockholder`s liability with respect to a liquidating distribution is limited to the lesser of such stockholder`s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, we intend to make liquidating distributions as soon as reasonably practical after dissolution and, therefore, do not intend to comply with these procedures. As such, our stockholders could potentially be held liable for any claims by third parties to the extent of any distribution received by them in a dissolution and any liability of our stockholders may extend beyond the third anniversary of our dissolution."

Please clarify to disclose the "certain statutory procedures" involved and the basis for your determination not to comply with such procedures. Additionally, please advise the Staff of the specific provision(s) of the Delaware General Corporation Law at issue and supplementally provide the Staff with copies thereof. We may have further comment.

Comparison to Offerings of Blank Check Companies, page 39

4. In the table, please include a discussion that compares the terms of the offering with the terms under Rule 419 with respect to the shareholders` right to receive interest earned from the funds held in trust. Rule 419(b)(2)(iii) provides that, "Deposited proceeds and interest or dividends thereon, if any, shall be held for the sole benefit of the purchasers of the securities." It appears that the shareholders` right to the interest income from the trust is a separate issue from "Release of trust funds." Please revise accordingly. In addition, the company may want to consider adding a risk factor regarding the stockholders` limited right to receive interest earned from the funds held in trust in comparison to the requirements under Rule 419.


Prior Involvement of principals in Blank Check Companies, page 54

5. As applicable, add a reference to the relationship of Mr. Keith Walz with ABN AMBRO (or an affiliated entity thereof), which has announced it agreement to enter into an asset purchase agreement with
Highbury Financial.

Financial Statements, page F-1

6. Specific incremental costs directly attributable to the offering may properly be deferred and charged against the gross proceeds. However, other costs, including general and administrative expenses, organization costs and costs of start-up activities should be expensed as incurred. See SAB Topic 5A and SOP 98-5. Please explain to us why the company has no expenses from inception to March 31, 2006.

Note 3, Proposed Public Offering, page F-9

7. Note 3 on page F-10 discloses that your volatility assumption of approximately 24% "is based on the five year weighted average of the latest fiscal year`s volatility of a representative sample of ten institutions with market capitalizations under $250 million." Please explain what is meant by "based on" in this context. Also, tell us why you believe a weighted average calculation is more appropriate than a simple average. Explain what is meant by a "five year weighted average of the latest fiscal year`s volatility," and why you did not use the volatility of each of the underlying companies for a five year period, or such shorter period the companies were in existence. Explain the reasons that companies with market capitalizations up to $250 million are believed to be representative.
Note guidance in paragraph A22 of SFAS 123R.



      * * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 551-3237 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas
Kluck at (202) 551-3233 or Mike Karney, who supervised the review of your filing, at (202) 551-3847 with any other questions.

      Sincerely,



      John Reynolds
      Assistant Director


cc:	Kathleen Cerveny, Esq.
	Fax: (202) 452-0930


Gary Simanson
Community Bankers Acquisition Corp.
May 1, 2006
Page 1